

Sean Méndez-Catlin, Esq.
MC & J Law, PLLC
120 E Robinson Street
Orlando, FL 32801
P 407-476-7224
Sean@mcandjlaw.com

Memorandum of Understanding

This Memorandum of Understanding ("Agreement") is made on February 21, 2020, by and between Transmira Inc. ("TMA") and MetaQub Interactive ("PMQ"). The purpose of this Agreement is to set forth certain nonbinding understandings and binding agreements between TMA and PMQ with respect to recent discussions regarding the formation and operation of a new strategic alliance ("Strategic Alliance") further described below. TMA and PMQ are sometimes referred to collectively as the "Parties."

Business Purpose

TMA and PMQ agree to form a Strategic Alliance to launch TMA in the Tampa Bay Metropolitan Area.

Term of the Agreement

The Strategic Alliance shall commence upon signing of this Agreement and shall continue in existence until terminated, liquidated, or dissolved by law or as provided in the termination provision of this agreement. This Agreement shall terminate on December 14, 2020. The term can be extended by agreement of the Parties.

Governing Law

The Agreement shall be construed and enforced in accordance with the Laws of the State of Florida. Any disputes shall be resolved in the State or Federal courts of Pinellas County, Florida.

Obligations and Warranties of the Parties

1. TMA will give PMQ exclusivity in the Tampa Bay Metropolitan Area.
2. Contingent on the success of PMQ in the Tampa Bay market, TMA will grant PMQ exclusivity in the k-12 and higher-education market.

Parties acknowledge that no contractual relationship is created between them by this Memorandum, but agree to work together and put forth a good faith effort to ensure that there is a united commitment to the Strategic Alliance. Parties also agree that neither party will



Sean Méndez-Catlin, Esq.
MC & J Law, PLLC
120 E Robinson Street
Orlando, FL 32801
P 407-476-7224
Sean@mcandjlaw.com

circumvent the other party in any related business venture without the other party's express written consent. No provision shall be binding on the Parties unless otherwise indicated. No subsequent oral agreement or conduct of the parties, including partial performance, shall be deemed to impose such obligation or liability. No agreement shall be binding unless and until each party has reviewed and approved (in its sole discretion) a definitive written agreement incorporating all the terms, conditions, and obligations of the parties, has had such agreement reviewed by legal counsel, and has duly executed and delivered such agreement.

Termination

The Agreement between the Parties may be terminated upon written agreement by both Parties. The Agreement between the Parties may be terminated by a Party (the "Terminating Party") by written notice of termination to the other Party in the event that the other Party (the "Defaulting Party"):

a) Commits a material breach of any agreement between the Parties with respect to the Strategic Alliance and fails to remedy such breach within Thirty (30) days from the date of notice of breach.

b) Becomes dissolved and liquidated or discontinues its business.

IN WITNESS WHEREOF, the Parties have entered into this Memorandum of Understanding as of February 21, 2020.

MetaQub Interactive   Transmira, Inc.

Marcus Howard   _Robert A. Rice J._
_____   _____
Marcus Howard   Robert Rice
Co-Founder and CEO   Founder